UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Adeza Biomedical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006990949 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006990949	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Charlesbank Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER —
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 006990949	13G	Page 3 of 4 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Adeza Biomedical Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

1240 Elko Drive

Sunnyvale, CA 94089

Item 2(a)	Name of Person Filing:

Charlesbank Capital Partners, LLC

2(b)	Address of Principal Business Office or, if none,

200 Clarendon Street, 54th Floor

Boston, MA 02116

2(c)	Citizenship:

Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

006990949

Item 3	Not applicable; the Reporting Person is filing pursuant to Rule 13d-1(d).

Item 4(a)	Amount beneficially owned:

0

4(b)	Percent of Class:

0.0%

4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

—

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

—

Item 5	Ownership of Five Percent or less of a Class:

This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6	Ownership of more than Five Percent on behalf of another person:

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

This certification is not required as the filing person is filing pursuant to 13d-1(d).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Tami E. Nason
Name:	Tami E. Nason
Title:	Authorized Signatory

Dated: February 13, 2006